Futuremedia Announces Sales Successes

         - Hosts conference call to discuss recently completed strategic planning session and outlook -

    BRIGHTON, England, July 12 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA), a leading learning and brand communications provider, today announced a number of recent sales successes with a wide range of leading multinational companies at both its Futuremedia Learning and Button Divisions. In addition, the Company announced the completion of a strategic planning session held by the senior management team regarding the future direction and outlook for the Company. Management will host a conference call today, July 12, 2007 at 3 p.m. U.K. Time (10 a.m. Eastern Time) to discuss highlights of the Company's planning session and outlook.

    George O'Leary, CEO of Futuremedia said, "Futuremedia is comprised of two terrific companies that have recently delivered on a number of successful client engagements for leading multinational companies. With the completion of our new strategic plan and recent restructuring steps we are better positioned to capitalize on the increasing demand large organizations have for tailored on-the-move and mobile learning and communications experiences. Our management teams and employees are focused on building both businesses and delivering improved profitability in fiscal 2008."

    Futuremedia Learning

    New clients for Futuremedia Learning include one of the UK's leading business process outsourcing companies, who selected Futuremedia Learning as a framework supplier for the UK Department for Education and Skills, initially focusing on the use of web 2.0 social networking technologies in teaching. Futuremedia Learning also created a sales training system for the Citroen Car Company's UK national dealership network and an iPod learning system for management development and sales negotiation at Kiln, a leading insurance underwriter. Continuing clients include Ashurst, BAE Systems, Barclays, British Telecom, BUPA, the Crown Prosecution Service, Network Rail, Unilever, and Virgin.

    Button Group plc

    Button was the leading supplier of a range of creative and booth construction services at 3GSM, the world's largest telecommunications show held in Barcelona, Spain. Clients for the 3GSM show included: BlackBerry, Cap Gemini and Cisco, all brand leaders in their sectors. The Los Angeles office also designed and built the 3GSM stand of Spansion, a Flash memory company, before delivering further stands in five locations across the globe, increasing the original value of the business five-fold. At the Currency Conference in Bangkok, Button constructed an interactive display booth, and provided logistic services for De La Rue, the leading printer and supplier of banknotes to many countries around the globe.

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    Button has also constructed one of the first ever totally green exhibition booths, using 100 percent recyclable and re-usable materials, including the use of organic ink and recycled paper on behalf of Lend Lease, the international retail and residential property group.

    Media events in France, such as the Cannes Film Festival, the international music event MIDEM, TV markets MIPTV and MIPCOM, the international real estate show MIPIM, and the most recent Lions Advertising festival have produced continuing sales successes with major international clients like Discovery, Fremantle Media, Microsoft, NBC Universal, Pathe, Sony Ericsson and Union Properties. In addition, for the international banking group, Barclays, Button produced the Barclays Corporate Officers Summit in London, an internal event for Barclays, attended by 200 senior managers.

    Conference Call

    Futuremedia will host a conference call at 3 p.m. U.K. Time (10 a.m. Eastern
Time) today, July 12, 2007, to discuss the Company's strategic direction and outlook. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-935-8512 in the United States and internationally ten minutes before the stated start time and reference pass code 8978058. The call will also be broadcast live on the Company's Web site located at www.futuremedia.co.uk.
    A replay of the conference call will be available through Thursday, July 26, 2007, and can be accessed by dialing +1-973-341-3080. The pass code for the replay is 8978058.

    About Futuremedia

    Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia help its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit www.futuremedia.co.uk

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc

    -0-                             07/12/2007

      /CONTACT: U.S., Mike Smargiassi, or Dianne Pascarella, +1-212-986-6667, ir@futuremedia.co.uk, both of Brainerd Communicators, Inc.; or UK, Gerry Buckland for Futuremedia plc, +44-7919-564126, infomac1@mac.com/ /Web site: http://www.futuremedia.co.uk / (FMDA)

CO:  Futuremedia plc; Button Group plc
ST:  England
IN:  CPR EDU HED MLM WRK
SU:  CCA